Exhibit 99.1

Matlin & Partners Acquisition Corporation and U.S. Well Services, LLC Enter Business Combination

•	Creates one of the first publicly traded oilfield service companies with all-electric hydraulic fracturing capabilities using its proprietary technology, Clean Fleet®
•	Enables U.S. Well Services to expand its fleet size to 17 spreads with approximately 800,000 hydraulic horsepower
•	Secures a $135 million PIPE commitment at $10.00 per share from leading institutional investors led by Crestview Partners
•	Total enterprise value of $588 million or 2.6x 2019 projected adjusted EBITDA
•	U.S. Well Services to be led by a strong existing and expanded management team
•	Conference call scheduled for July 16, 2018 at 11:00 a.m. Eastern Time to discuss the business combination

HOUSTON and NEW YORK – July 15, 2018 – Matlin & Partners Acquisition Corporation (NASDAQ: MPAC, MPACU, MPACW) (“MPAC”) a publicly traded special purpose acquisition company, and U.S. Well Services, LLC (“USWS”’) a high-quality provider of hydraulic fracturing services and market leader in electric-powered fracturing, today announced entry into a merger and contribution agreement whereby USWS will combine with MPAC to become a publicly listed company with an anticipated initial total enterprise value of approximately $588 million. Funds managed by Crestview Partners (“Crestview”) are leading a $135 million committed PIPE investment in the combined company for $10.00 per share to provide incremental equity capital to accelerate the rollout of USWS’ electric Clean Fleet® technology. Upon the completion of the business combination, MPAC will be renamed U.S. Well Services, Inc. and is expected to trade on the Nasdaq Capital Market.

USWS is a technology-oriented oilfield service company focused exclusively on hydraulic fracturing services for the oil and gas industry. USWS is one of the first companies to develop and commercially deploy electric-powered hydraulic fracturing equipment. USWS’ patented Clean Fleet® technology combines natural gas turbine generators with electric motors and existing industry equipment for hydraulic fracturing, offering numerous advantages over conventional, diesel-powered fracturing fleets.

The business combination takes public a next-generation pressure pumping company, with unique Clean Fleet® technology, a customer-centric culture and a commitment to driving safety and efficiency. The transformative growth capital provided by the transaction will advance USWS’ ability to deliver economic benefits to its customers and a path to creating significant value for its investors. The combination creates a company that is well-positioned to capitalize on market opportunities created by increasing development of shale plays, a shift to multi-well pads and rising completion intensity that is creating a need for innovative solutions that address cost, safety, environmental impact and regulatory considerations.

The business combination values USWS at 2.6x 2019 projected adjusted EBITDA, implying a discount of 32% to publicly traded peers1. Proceeds from the business combination are expected to allow USWS to build five additional Clean Fleets® and one additional conventional fleet, expanding its fleet size to 17 spreads with approximately 800,000 hydraulic horsepower. Once the business combination is completed, USWS projects a strong balance sheet with approximately $250 million of liquidity to support future growth.

1 Pricing as of July 12, 2018; peer group includes C&J Energy Services (NYSE: CJ), FTS International (NYSE: FTSI), Keane Group Inc. (NYSE: FRAC), Liberty Oilfield Services (NYSE: LBRT), ProPetro Holding Corp. (NYSE: PUMP) and RPC, Inc. (NYSE: RES).

“This combination with USWS represents a significant opportunity in a provider of electric-powered hydraulic fracturing services with disruptive technology and significant growth potential,” said David Matlin, Chairman and Chief Executive Officer of MPAC. “The capital being provided through this business combination will support USWS’ efforts to build on the advantages of its Clean Fleet® technology to drive growth through increased fleet deployments, while strengthening the company’s balance sheet and positioning the company for long-term success. Our confidence in the business is shared by existing stockholders and USWS management, who are rolling 100% of their equity to participate in the potential upside of the combination. We look forward to working closely with USWS’ experienced management team to drive significant value for our stockholders.”

“This transformational business combination enhances our capital position and will allow USWS to rapidly expand the number of fracturing spreads powered by Clean Fleet® technology in operation to meet customer demand and drive growth,” said Joel Broussard, Chief Executive Officer of USWS. “We are excited to partner with MPAC and Crestview, who share our commitment to investing in people, disruptive innovation and a culture of safety. I also want to thank our talented team of employees whose dedication and focus on providing top tier service quality for our customers helped to make this business combination possible. As we begin the next chapter in our history as a publicly traded company, we will remain focused on continuing to achieve industry leading performance to deliver benefits to our customers, employees, suppliers and the communities in which we operate.”

Adam Klein, a Partner at Crestview, said, “We are excited to partner with the senior leadership team at USWS, the leader in 100% electric hydraulic fracture stimulation. We believe the pressure pumping industry is at an inflection point and the market will move toward electric-powered frac fleets. USWS’ patented Clean Fleet® technology provides customers with substantial cost savings, environmental benefits and improved safety. We look forward to their expansion as we anticipate robust customer demand in the years to come.”

Strategic Benefits of USWS’ Clean Fleet® Technology

USWS’ Clean Fleet® is a proven technology with over 6,000 stages completed since 2014, making USWS a leading provider of electric-powered hydraulic fracturing services. Clean Fleet® technology is supported by a robust intellectual property portfolio. USWS has been granted or has received notice of allowance for 15 patents and has 53 additional patents pending.

We believe Clean Fleet® provides USWS with a distinct competitive advantage over traditional, conventional pressure pumping fleets as a result of the following characteristics:

•	Enhanced safety features – Clean Fleet® eliminates diesel fuel, reduces noise pressure and reduces heat emissions, making the wellsite safer for USWS employees and all personnel at the wellsite. By eliminating diesel truck deliveries, Clean Fleet® also reduces traffic in the communities in which USWS operates and limits wellsite crowding.
•	Fuel cost savings – The use of natural gas directly from the field allows Clean Fleet® to eliminate diesel fuel costs, providing significant fuel cost savings as compared to conventional diesel-powered equipment.

•	Improved operational efficiency – Electric motors offer superior stability and reliability, allowing Clean Fleet® to maximize productive time at the wellsite. This efficiency results in additional economic benefit to our customers in the form of savings by reducing the number of days onsite.
•	Reduced repair and maintenance cost – Clean Fleet® eliminates the use of diesel engines and transmissions, which require ongoing maintenance in the form of routine oil and filter changes, component replacements and eventual rebuilds. Moreover, Clean Fleet® has fewer mechanical parts that are susceptible to breakage, wear and malfunction, which reduces the time and capital that must be spent on maintaining equipment.
•	Longer equipment useful life – Natural gas-powered generators are proven, long-lived assets that have operated in harsh environments for decades. In conjunction with the turbine generators, Clean Fleet® uses electric motors, which have been in use in other heavy-duty industrial applications for decades with a demonstrated useful life in excess of conventional pressure pumping equipment.
•	Reduced noise pollution – Clean Fleet® offers a dramatic reduction in sound pressure and low frequency noise as compared to conventional fracturing fleets, which benefits the surrounding communities and improves worksite conditions for USWS employees and customers.
•	Environmental benefits – Clean Fleet® reduces up to 99% of NOx and CO emissions as compared to conventional fleets, reducing the environmental impact of hydraulic fracturing operations.

Management and Board

The combined company will be led by USWS’ current Chief Executive Officer, Joel Broussard. In addition, upon completion of the combination, the USWS management team, which will become the combined company’s management team, will be expanded with the addition of Kyle O’Neill as Chief Financial Officer. Mr. O’Neill will join USWS from TCW where he serves as a Managing Director in the Direct Lending Group. Mr. O’Neill brings more than 18 years of direct investing and capital markets experience. Matt Bernard, who currently serves as Chief Financial Officer of USWS, will become Chief Administrative Officer, and Nathan Houston will continue to serve as Chief Operating Officer.

Upon completion of the proposed business combination, the combined company’s board of directors will consist of seven members, including Mr. Broussard, as well as two members from MPAC, two members from USWS and two members from Crestview.

Business Combination Details

The proposed business combination is subject to customary closing conditions, including regulatory approvals and the approval of MPAC stockholders. The combination is expected to be completed in the fourth quarter of 2018.

Additional information about the proposed business combination and related financing transactions will be described in MPAC's preliminary proxy statement relating to the merger, which MPAC will file with the U.S. Securities and Exchange Commission (the “SEC”). The description of the proposed business combination is only a summary and is qualified in its entirety by reference to the merger and contribution agreement, a copy of which will be filed by MPAC with the SEC as an exhibit to a Current Report on Form 8-K.

Advisors

MPAC was advised on the business combination by Cantor Fitzgerald & Co. with Bracewell LLP as legal counsel. Piper Jaffray & Co., through its Simmons & Company International division, acted as financial advisor, and Winston & Strawn LLP acted as legal advisors to USWS. Vinson & Elkins L.L.P. acted as legal counsel to Crestview.

Conference Call

On Monday, July 16, 2018 at 11:00 a.m. Eastern time, the management of MPAC and USWS will host an investor conference call to discuss the proposed business combination.  Interested investors may participate in the call by dialing (866) 610-1072 and refer to audience passcode 6498027. In addition, a webcast of the conference call can be accessed at http://uswellservices.com. There will not be a question-and-answer session on this call.

A telephonic replay of the conference call will be available through Monday, July 30, 2018. To access the replay, please dial (800) 585-8367 and reference audience passcode 6498027. Interested parties may also access the archived webcast of the conference call through the company's website approximately two hours after the end of the call.

About MPAC

Matlin & Partners Acquisition Corporation is a special purpose acquisition company incorporated in March 2016 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

MPAC’s strategy is to identify and acquire a business that is misvalued in an industry impacted by market dislocation or regulatory uncertainty, and whose market value and operating results can be positively affected by its management team. Additional information regarding MPAC can be found at http://www.matlinpatterson.com/matlin-partners/.

About USWS

U.S. Well Services, provides high-pressure, hydraulic fracturing services in unconventional oil and natural gas basins. Both our conventional (diesel) and Clean Fleet® (electric) hydraulic fracturing fleets are among the most reliable and highest performing fleets in the industry, with the capability to meet the most demanding pressure and pump rate requirements in the industry.

USWS operates in many of the active shale and unconventional oil and natural gas basins of the United States and its clients benefit from the performance and reliability of equipment and personnel. Specifically, all of USWS’ fleets operate on a 24 hour basis and have the ability to withstand the high utilization rates that result in more efficient operations.

USWS’ senior management team has extensive industry experience providing pressure pumping services to exploration and production companies across North America. Additional information regarding USWS can be found at http://uswellservices.com/.

About Crestview Partners

Founded in 2004, Crestview Partners is a value-oriented private equity firm. The firm is based in New York and manages funds with over $7 billion of aggregate capital commitments. Crestview primarily focuses on specialty areas including energy, media, industrials and financial services. Within energy, Crestview is an active investor in the oilfield services space, in addition to the E&P and midstream sectors. www.crestview.com

Additional Information About The Business Combination And Where To Find It

MPAC intends to file with the SEC preliminary and definitive proxy statements in connection with the proposed business combination and other matters and will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed business combination. MPAC's stockholders and other interested persons are advised to read, once available, the preliminary proxy statement and any amendments thereto and, once available, the definitive proxy statement, in connection with MPAC's solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about MPAC, USWS and the proposed business combination. MPAC’s stockholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC by MPAC, without charge, at the SEC's website located at www.sec.gov or by directing a request to 520 Madison Avenue, 35th Floor, New York, NY Attention: General Counsel, or by telephone at (212) 651-9500.

Participants in the Solicitation

MPAC and its directors and executive officers, USWS and its directors and executive officers, and other persons may be deemed to be participants in the solicitations of proxies from MPAC's stockholders in respect of the proposed business combination. Information regarding MPAC's and USWS’ directors’ and executive officers’ participation in the proxy solicitation and a description of their direct and indirect interests will be contained in the proxy statement related to the proposed business combination when it becomes available, and which can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This news release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "expect," "anticipate," "believe," "seek," "target" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to the benefits of the proposed business combination, the future financial performance of the combined company following the proposed business combination, changes in the market for USWS’ services, and expansion plans and opportunities, including future acquisition or additional business combinations are based on current information and expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing MPAC's or USWS’ views as of any subsequent date, and neither MPAC nor USWS undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger and contribution agreement between USWS and MPAC; (2) the outcome of any legal proceedings that may be instituted against USWS or MPAC following announcement of the proposed business combination and related transactions; (3) the inability to complete the transactions contemplated by the merger and contribution agreement between MPAC and USWS due to the failure to obtain approval of the stockholders of MPAC or satisfy other conditions to the closing of the proposed business combination; (4) the ability to obtain or maintain the listing of MPAC's common stock on the Nasdaq Capital Market following the proposed business combination; (5) the risk that the proposed business combination disrupts the parties' current plans and operations as a result of the announcement and consummation of the transactions described herein; (6) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the combined business to grow and manage growth profitably; (7) costs related to the proposed business combination; (8) changes in applicable laws or regulations; (9) the possibility that USWS or MPAC may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties indicated from time to time in the proxy statement to be filed by MPAC in connection with the proposed business combination, including those under "Risk Factors" therein, and other factors identified in MPAC's prior and future filings with the SEC, available at www.sec.gov.

No Offer or Solicitation

This news release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No portion of MPAC's or USWS’ websites is incorporated by reference into or otherwise deemed to be a part of this news release.

Contacts

For MPAC and USWS

Meaghan Repko / Mahmoud Siddig / Aaron Palash

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

For Crestview

Jeffrey Taufield/Daniel Yunger
Kekst and Company
212-521-4800
jeffrey.taufield@kekst.com / daniel.yunger@kekst.com